Craig Menden +1 650 843 5725 cmenden@cooley.com	VIA EMAIL AND EDGAR

July 8, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo

Ms. Rebekah Lindsey

Mr. Jeffrey Kauten

Ms. Barbara C. Jacobs

RE:	Titan Technologies Corporation

Registration Statement on Form S-4

Filed June 6, 2016

File No. 333-211874

Ladies and Gentlemen:

On behalf of Titan Technologies Corporation (the “Company”), electronically filed via EDGAR pursuant to the Securities Act of 1933, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (the “Preliminary S-4 Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2016. Amendment No. 1 is marked to show changes from the corresponding items of the Preliminary S-4 Registration Statement as originally filed.

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 1, 2016 (the “Comment Letter”) with respect to the Preliminary S-4 Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Letter to Stockholders

1.	Please consider disclosing in the letter to shareholders the closing price of Rovi’s common stock as of a recent practicable date or the volume weighted average of the trading price as of a recent practicable date.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to the letter to stockholders in Amendment No. 1.

Securities and Exchange Commission

July 8, 2016

Page Two

Questions and Answers about the Mergers and Special Meeting

About the Mergers, page 1

2.	Please add a question and answer that briefly describes the reasons Rovi and TiVo are conducting the merger.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 2.

3.	Please add a question and answer that briefly discusses the positive and negative factors that the Rovi and TiVo boards considered in connection with the merger, such as the fact that the merger is expected to result in at least $100 million in annualized cost savings.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 2 and 3.

4.	Please include a question and answer that describes the consequences, such as the termination fee, if the merger agreement is terminated.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 8 and 9.

5.	Please add a question and answer that discusses the composition of New Parent’s board of directors after the mergers. For example, please disclose that the board will have no less than eight and no more than 11 directors, which will include at most three of TiVo’s current directors.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 7 and 8.

6.	Please add a question and answer regarding how and when investors will know the final exchange ratio when the average Rovi stock price is less than $18.71.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 7.

7.	Please add a question and answer about the material risks associated with the merger, including the fact that the TiVo merger consideration could be valued below $10.70 if the average Rovi stock price is less than $16.00. Also consider disclosing that both Rovi and TiVo stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 7.

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Securities and Exchange Commission

July 8, 2016

Page Three

What will TiVo stockholders receive in the TiVo merger?, page 2

8.	Please provide further discussion about the process by which Rovi will select the exchange ratio or the factors that will be considered by Rovi in setting the exchange rate if the Rovi stock price is less than $18.71. Clarify in this section that the selection of an exchange ratio within a specified range is in Rovi Corporation’s sole discretion if the average Rovi stock price is less than $18.71.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 7.

9.	Please tell us what consideration you have given to including the table on page 141 in the prospectus summary. We note that the table provides important context regarding the cash consideration and overall compensation that would be impacted if the Rovi stock price falls below $16.00 per share.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 6.

Are TiVo stockholders entitled to appraisal rights?, page 8

10.	Please clarify in this section and on page 26 that appraisal rights are only available to TiVo stockholders who do not vote in favor of adopting the merger agreement and that a vote in factor of adopting the merger agreement will constitute a waiver of the stockholders’ appraisal rights.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 12.

Summary, page 12

11.	Please discuss the reasons of Rovi and TiVo for entering into the merger agreement. Refer to Item 4(a)(2) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 beginning at page 23.

Interests of Officers and Directors in the Mergers (Page 121), page 19

12.	Please briefly describe and quantify the interests that certain directors and officers of Rovi and TiVo have that differ from the companies’ shareholders. For example, discuss the compensation that the directors and officers of Rovi and TiVo will be eligible to receive upon consummation of the merger.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 26-28 and 138-140.

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Securities and Exchange Commission

July 8, 2016

Page Four

Comparative Per Share Data, page 33

13.	Please reconcile the 46.7 million shares used in your unaudited pro forma equivalent data for TiVo to the 43,961 million shares issuable to TiVo shareholders as noted in Note (x) on page 52.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the difference between the 46.7 million shares used in the unaudited pro forma equivalent data for TiVo includes approximately 2.7 million shares to be issued in exchange for TiVo’s unvested restricted awards granted to employees. These shares were excluded from the shares issuable to TiVo shareholders as noted in Note (x) of the unaudited condensed combined pro forma financial statements as these unvested restricted awards will be converted into unvested restricted awards of New Parent and are subject to a different exchange ratio.

Risk Factors, page 36

14.	We note the statement in the opening paragraph of this section that “Additional risks and uncertainties not presently known to Rovi or Tivo or that are not now believed to be important also may adversely affect the mergers and New Parent following the mergers.” Please revise this statement as your risk factor section should address current and known material risks.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 45.

Risk Factors Relating to the Mergers, page 36

15.	We note that your certificate of incorporation includes a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please revise your risk factor discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 48.

Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information

Note 1, Description of the Transaction, page 47

16.	Your disclosure on page 141 indicates that total Merger consideration as well as the allocation between cash and share-based consideration could change depending on the change in Rovi’s average stock price and the company’s cash top up election. Please revise your disclosures to provide a range of possible outcomes. In this regard, tabular disclosure that includes the impact on total consideration, cash consideration, the number of shares issued and earnings per share may be helpful. Refer to Article 11-02(b)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 57.

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Securities and Exchange Commission

July 8, 2016

Page Five

17.	We note the audited pro forma condensed financial statements assume a Rovi stock price as of May 13, 2016 of $17.23 per share. Tell us your consideration to use a more recent valuation for pro forma disclosure purposes that may be more reflective of current market conditions. In this regard, we note that Rovi’s stock price has been below $16.00 on several occasions since such date.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Rovi stock price has been updated to reflect the price at the close of trading on July 6, 2016 and the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1 have been revised accordingly at pages 56, 57, 59, 60 and 63.

Note 5, Pro Forma Merger Adjustments

Balance Sheet Adjustments, page 51

18.	Pursuant to Section 4.23 of the Agreement and Plan of Merger, at the Rovi Effective Time, Rovi must have sufficient cash necessary to consummate the transactions and pay the cash portion of the TiVo merger consideration. However, you state on page 47 that Rovi intends to fund the cash portion of the TiVo Merger consideration and other merger- related expenses from the “combined company’s” cash and investments on hand at the TiVo Merger date. In addition, adjustment (a) appears to assume the sale of a portion of TiVo’s investment portfolio to fund the merger. Please explain further how the use of “combined cash” and the sale of TiVo’s investments to fund the Merger comply with the terms of the Merger Agreement or revise accordingly.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the disclosure on page 57 of Amendment No. 1 is correct as the representation made in the Merger Agreement was qualified by a statement in the Rovi disclosure schedule that Rovi will have sufficient cash to consummate the transactions using the combined companies’ cash.

The Mergers

Background of the Mergers, page 70

19.	Please identify the other firm that TiVo was considering as a financial advisor.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 84.

20.	Please disclose the potential alternatives to the transaction with Rovi that were discussed at the TiVo board meeting on June 3, 2015 and the reasons those alternatives were rejected.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 85 to disclose further information with respect to the TiVo board’s consideration of other strategic alternatives on June 3, 2015.

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Securities and Exchange Commission

July 8, 2016

Page Six

21.	Please tell us the basis for the TiVo board’s conclusion that it would be difficult for a private equity investor to match the potential value of the transaction with Rovi when, as appears to be the case, no negotiations were conducted with the private equity investor.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 85.

Recommendation of the TiVo Board; TiVo’s Reasons for the TiVo Merger, page 89

22.	Refer to the seventh bullet point on page 91. Please provide additional detail as to the types of strategic alternatives being considered by TiVo.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 102.

Opinion of Financial Advisor to TiVo, page 94

23.	Please disclose the growth rates in the selected publicly traded companies analysis section and provide additional information explaining how such rates were chosen. Refer to Item 1015(b)(6) of Regulation M-A. Similar concerns exist with respect to the selected publicly traded companies analysis performed by Evercore.

Response: With respect to the selected publicly traded companies analysis performed by LionTree, the Company respectfully advises the Staff that it has considered the Staff’s comment, and supplementally advises the Staff that TiVo’s projected compound revenue growth rate for 2015-2017 (the period of review for the selected companies) was (5.5%), while the average compound revenue growth rate for the selected companies was 9.6%, or after adjustment for certain acquisitions, 4.2%. Accordingly, the Company does not believe the growth rate of the selected companies is material to investors, and believes presenting this growth rate information would be misleading to the extent it suggests TiVo will be able to achieve the same kind of growth rate, which is contrary to TiVo management’s expectations and TiVo’s historical performance. With respect to the selected publicly traded companies analysis performed by Evercore, the Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 124 accordingly.

24.	Please disclose the total compensation received by LionTree and its affiliates for the investment banking services provided to TiVo and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 115.

25.	Please tell us, with a view toward disclosure, whether there was any material relationship that existed during the past two years between LionTree and its affiliates and Rovi. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully advises the Staff that there was no material relationship that existed during the past two years between LionTree and Rovi.

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Securities and Exchange Commission

July 8, 2016

Page Seven

Recommendation of the Rovi Board; Rovi’s Reasons for the Rovi Merger, page 104

26.	Please clarify whether the additional factors considered by the Rovi board positively or negatively impacted the board’s recommendation.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at pages 116 and 117.

27.	Refer to the seventh bullet point on page 105. Please revise to discuss how Rovi’s board considered historical market prices, volatility and trading information with respect to TiVo common stock and Rovi common stock in reaching its decision to adopt the merger agreement and recommend the approval of the merger agreement to shareholders.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 116.

Certain Financial Forecasts, page 115

28.	We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

Response: The Company has revised the Rovi financial projections in Amendment No. 1 at page 131 in consideration of the Staff’s comment. With respect to the Staff’s request for all preliminary and final projections, the Company respectfully advises the Staff that it has considered the Staff’s comment, and supplementally advises the Staff that (i) TiVo had previously provided some preliminary projections to Rovi that were subsequently revised downward and that TiVo subsequently instructed Rovi not to rely upon, based upon TiVo’s assessment of the results of new product introductions, (ii) early projections of both TiVo and Rovi were updated based upon actual results and the passage of time, (iii) provided forecasts of both Tivo and Rovi were revised by the receiving party to reflect judgments resulting from the due diligence investigation that was ongoing, and (iv) although there were various projections developed internally by management during this time period, ultimately both Rovi and TiVo’s financial advisors were directed to rely on the projections included in Amendment No. 1 as those were viewed by the TiVo management and Rovi management teams, respectively, as most probable. Accordingly, the Company respectfully advises the Staff that it would be inappropriate and misleading to include the projections that were superseded or otherwise not relied upon in the negotiation and evaluation of the transaction. In addition, the Company has revised the Rovi financial projections in Amendment No. 1 at page 131 in consideration of the Staff’s comment.

New Parent’s Board of Directors and Management after the Mergers, page 128

29.	We note that New Parent’s board of directors will consist of between eight and eleven directors. Please disclose who will appoint the Rovi and TiVo directors and whether they will be selected prior to the consummation of the merger.

Response: The Company advises the Staff that it has considered the additional disclosure requested by comment 29 and respectfully advises the Staff that neither the size of the New Parent board nor who shall serve as members has been determined at this time. As disclosed in the Amendment No. 1, Rovi and New Parent will, prior to the closing date and effective as of immediately following the closing date, set the size of the New Parent board to a number no less than eight and no more than 11 directors. That decision will be made by the Rovi board (and, as a technical matter, by the New Parent board), following a recommendation of Rovi’s Corporate Governance and Nominating Committee. It is expected that the decision will be made prior to the consummation of the merger. If the New Parent board size is set at (i) eight or nine directors, two individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be

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Securities and Exchange Commission

July 8, 2016

Page Eight

appointed to the New Parent board or (ii) 10 or 11 directors, three individuals from the TiVo board mutually agreed upon by TiVo and Rovi will be appointed to the New Parent board. In addition, the the Company has made the requested revisions to Amendment No.1 at pages 7, 8 and 141 in consideration of the Staff’s comment.

30.	Please briefly describe the duties of the members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 141.

The Merger Agreement, page 140

31.	We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Rovi, TiVo and New Parent as well as your ensuing qualifications regarding investors’ ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 153.

General

32.	At this time, a review is open for the Rovi Corporation annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Rovi has submitted a response to the Staff’s comments regarding its Annual Report on Form 10-K and confirms its understanding of the statement above.

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Securities and Exchange Commission

July 8, 2016

Page Nine

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5725.

Sincerely,

/s/ Craig Menden

Craig Menden

cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)
Jon E. Gavenman, Cooley LLP (via e-mail)

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Annex A

Titan Technologies Corporation

2 Circle Star Way

Santa Carlos, California 94070

July 8, 2016

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

RE:	Titan Technologies Corporation

Registration Statement on Form S-4

Filed June 6, 2016

File No. 333-211874

Ladies and Gentlemen:

In connection with the above-captioned filings, Titan Technologies Corporation (“Titan”) hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Titan from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Titan may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TITAN TECHNOLOGIES CORPORATION

By:	/s/ Thomas Carson
Name:	Thomas Carson
Title:	Chief Executive Officer